March 25, 2022 Page 1

Via Edgar

March 25, 2022

Alan Campbell

Celeste Murphy

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comera Life Sciences Holdings, Inc.

Registration Statement on Form S-4 (File No. 333-263377) filed March 9, 2022

CIK No. 0001907685

Dear Mr. Campbell and Ms. Murphy:

On behalf of our client, Comera Life Sciences Holdings, Inc., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated March 22, 2022 (the “Comment Letter”) regarding the Company’s registration statement on Form S-4 (the “Registration Statement”).

The Company has filed via EDGAR an amended Registration Statement on Form S-4 (the “Amended Form S-4”), which reflects the Company’s responses to the Comment Letter and certain updated information. Please note that our responses below, insofar as relevant information relates to OTR Acquisition Corp., a Delaware corporation (“OTR”) or matters arising from OTR’s participation in the preparation of the Amended Form S-4, are based on our discussions with and information received from OTR or its counsel, Greenberg Traurig, P.A., who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed in bold below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended Form S-4. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Amended Form S-4.

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Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus

Summary Risk Factors, page 37

1.	Please revise your disclosure in this section to quantify Comera’s losses pursuant to the “business email compromise fraud.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 38, 90, and 110 of the Amended Form S-4.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 41

2.

We note your statement that the historical financial information presented in this section has been adjusted to give pro forma effect to the following events that are related and/or directly attributable to the Business Combination. Please revise your disclosure to specify these events or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 41 of the Amended Form S-4.

Unaudited Pro Forma Condensed Combined Financial Statements

Note 3 - Transaction Accounting Adjustments, page 119

3.

Please revise your note to pro forma adjustment H to disclose the basis for the reclassification of the public warrants to equity, and clarify that the private warrants will continue to be recognized as liabilities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 119 of the Amended Form S-4.

Note 4 - Earn-Out Shares, page 120

4.

Please provide us your analysis under ASC 815-40-15 supporting your determination that the contingent obligation to issue Earn-Out shares is considered indexed to the company’s own stock and therefore meets the requirement for equity classification.

Response: The Company respectfully advises the Staff that it has determined that the Earn-Out shares meet the requirements for equity classification under ASC 815-40-15. Specifically, we evaluated whether the right to receive the Earn-Out Shares represents an instrument that is indexed to the Combined Company’s own stock in accordance with the two-step test guidance in ASC 815-40-15, which requires first an evaluation of the contingent exercise provisions and an analysis of the settlement provisions.

The Earn-Out shares require the delivery of a fixed number of shares, subject to adjustment based on certain non-reciprocal events, upon the occurrence of specified contingent events. There are two separate exercise contingencies related to the Earn-Out shares as outlined in paragraphs (a) and (b) of Section 3.04 of the Business Combination Agreement dated January 31, 2022.

The first exercise contingency in paragraph 3.04(a) of the Business Combination Agreement is based on the Combined Company’s stock price exceeding $12.50 for 20 trading days within a 30-trading day period. This exercise contingency is based on an observable market of the Combined Company’s stock, and therefore would not preclude the instrument from being indexed to the Combined Company’s stock in accordance with ASC 815-40-15-7A.

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The second exercise contingency in paragraph 3.04(b) of the Business Combination Agreement is based on a change of control event which results in consideration of at least $12.50 per share. This exercise contingency is not based on either an observable market or an observable index since it is measured solely upon occurrence of an entity specific contingent event, and therefore would not preclude the instrument from being indexed to the Combined Company’s stock in accordance with ASC 815-40-15-7A.

Accordingly, neither exercise contingency precludes the Earn-Out shares from being considered indexed to the Combined Company’s own stock.

The settlement amount of the Earn-Out was evaluated using the fixed-for-fixed framework outlined in ASC 815-40-15-7C. Upon achievement of either exercise contingency, the Earn-Out will be settled by delivery of 3,150,000 shares of the Combined Company’s stock with no incremental investment required by the former Comera shareholders. The number of shares to be delivered may be adjusted based on the occurrence of certain non-reciprocal events (such as stock splits, stock dividends, and other similar events), as defined in Section 3.04(d) of the Business Combination Agreement. These potential adjustments to the fixed number of Earn-Out shares are considered to be adjustments that would occur with changes in a fixed-for-fixed option on equity shares as outlined in ASC 815-40-15-7D and 7E. The adjustments are intended to offset the triggers’ effect on the fair value of the Earn-Out shares. Accordingly, the only variables that could affect the settlement amount are inputs to a fixed-for-fixed option on equity shares fair value of the Earn-Out shares and therefore, management concluded the settlement provision would not preclude the instrument from being indexed to the Combined Company’s stock in accordance with ASC 815-40-15-7C.

As neither the exercise contingencies nor the settlement provisions precluded the Earn-Out Shares being indexed to the Combined Company’s stock, the Earn-Out shares were considered to be indexed to the Combined Company’s stock.

The Company proceeded to evaluate the Earn-Out Shares pursuant to the other equity classification guidance within ASC 815-40-25 and concluded that none of the criteria precluding equity classification were met, and therefore the Earn-Out shares will be recorded within equity upon the closing of the transaction.

The Background of the Business Combination, page 129

5.

We note your response to prior comment 10 and revised disclosure. Please revise your disclosure to (i) disclose the reasons why OTR’s board of directors did not retain third-party experts to conduct scientific due diligence on Comera and (ii) describe the OTR board’s discussion on January 27, 2022 and the relevant findings of their review.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 137 and 138 of the Amended Form S-4.

6.

We note your response to prior comment 11 and re-issue in part. Please revise your disclosure to explain why OTR did not include any preclinical companies in the comparable company analysis and only selected companies that appear to be significantly more advanced in clinical development than Comera.

March 25, 2022

We further your note statements that OTR believed it was “inappropriate” to rely on the “quantitative” results of the selected companies and made “qualitative” judgments. Please revise your disclosure to state what is meant by “quantitative” results, explain why OTR believed it was “inappropriate” to rely on these results, and to describe what “qualitative” judgments were made by OTR in its comparable company analysis.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 140 and 141 of the Amended Form S-4.

Information About Comera, page 181

7.

We note your response to prior comment 13 and your revised disclosure. Please further revise to clarify the term of these collaboration agreements and disclose how the parties are intended to agree that the project(s) undertaken pursuant to such agreements have been completed. Please also provide us with your analysis as to why none of these agreements constitute material contracts pursuant to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 182 of the Amended Form S-4.

As previously communicated in response to prior comment 13, the Company has determined that none of the research and development service arrangements constitute a material contract under Item 601(b)(10) of Regulation S-K and, therefore, such contracts are not required to be filed as exhibits to the Form S-4. This determination is consistent with Item 601(b)(10) which requires registrants to file every contract not made in the ordinary course of business that is material to the registrant and that is to be performed at or after the filing of the registration statement or, with respect to newly reporting registrants, was entered into not more than two years previously, provided, that Item 601(b)(10)(ii) provides that such contracts need not be filed if the contract is such as ordinarily accompanies the kind of business conducted by the registrant unless it falls within an exception enumerated in subclauses (ii)(A)-(D). The Company respectfully submits that all of the research and development service arrangements are of the type that ordinarily accompany the kind of business conducted by the Company and that subclauses (ii)(A), (C) and (D) are not applicable because they do not involve any insider counter-parties, the sale of property, plant or equipment or material lease of property. Nor does subclause (ii)(B) apply.

Under Item 601(b)(10)(ii)(B) of Regulation S-K, certain agreements that ordinarily accompany the kind of business conducted by a registrant nevertheless must be filed as exhibits under that Item if the agreement is one, “upon which the registrant’s business is substantially dependent.” As disclosed in the Form S-4, these research collaborations are

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generally performed over a short period of time, typically less than twelve months, with limited revenue. As disclosed, upon completion of the research and development services the Company hopes to negotiate license and/or royalty agreements with the other parties. These future license and/or royalty agreements are more likely to meet the test to be deemed a material contract under the Item 601(b)(10)(ii)(B) exception although the facts and circumstances would need to be evaluated at the time any such future contract is entered into. We note that while the Commission does not define the term, “substantially dependent,” it has confirmed a narrow scope of the term, “substantially dependent,” as used in Item 601(b)(10) by the illustrative examples included in the Item, which identifies two types of agreements that meet that test: (1) continuing contracts to sell the major part of the registrant’s products or services or to purchase the major part of the registrant’s requirements of goods, services or raw materials; and (2) any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.

Clearly, the agreements do not fall under clause (2) above as they do not involve a franchise or license to use patents, formulas, trade secrets, processes or trade names on which the Company’s business depends to a material extent. As disclosed in the Form S-4, both the Company and the other party to these research and development service arrangements retain the rights to their respective proprietary technology and neither can use the resultant technology from the initial collaboration absent the negotiation of a subsequent license or similar agreement. Clause (1) refers to a continuing contract under which the registrant either sells, “the major part,” of its products or services or purchases the major part of its goods, services or raw materials. Thus, clause (1) above narrows the scope of contracts which fall within Item 601(b)(10)(ii)(B) by the use of the descriptive phrase, “the major part,” when referring to the products or services. The reference to, “the major part,” (emphasis added) establishes a high threshold for, “substantially dependent,” when compared to alternative phrasings, such as, “a” major part, which would have signaled a more expansive meaning. The plain language of this provision thus would require that the research and development service arrangements call for the supply by the Company of, “the major part,” of its products and services to the counterparties, which they do not.

Further, while the Commission has not adopted a clear, bright-line test to define, “substantially dependent,” under Item 601(b)(10)(ii)(B), the regulatory history of the adoption of Item 601(b)(10) provides additional support for a narrow reading of the filing requirement. Several registrants have reviewed the regulatory history of Item 601(b)(10) and concluded that the filing requirement relates only to contracts of an, “extraordinary nature,” the loss of which would jeopardize the future viability of the company or affect the fundamental nature or structure of its business as a whole. See responses from AK Steel Corporation, November 6, 2002; Remington Oil and Gas Corporation, November 12, 2003; and Cray Inc., November 26, 2008. Additionally, SEC Release No. 33-3406 (1951) made an important distinction, carried into Item 601(b)(10), between, “material contracts not made in the ordinary course of business,” and a contract that, “ordinarily accompanies the kind of business conducted,” by the registrant. In the latter case, the Commission stated

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that only a contract made in the ordinary course of business that is, “of an extraordinary nature,” must be filed. While the Company’s relationships with collaborators are important to its business, the research and development service arrangements are contracts that, “ordinarily accompanies the kind of business conducted,” by the Company, and are not, “of an extraordinary nature,” as the loss of any such research and development service arrangements would not jeopardize the future viability of the Company or affect its business as a whole.

Please do not hesitate to contact Mitchell Nussbaum at (212) 407-4159 or Janeane Ferrari at (212) 407-4209 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:	Jeffrey Hackman

Comera Life Sciences Holdings, Inc.

Janeane Ferrari, Esq.

Loeb & Loeb LLP

Mitchell Nussbaum, Esq.

Loeb & Loeb LLP

Flora R. Perez, Esq.

Greenberg Traurig, P.A.

Laurie L. Green, Esq.

Greenberg Traurig, P.A.